April 5, 2013

VIA EDGAR

Ms. Jennifer Monick

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                                  CommonWealth REIT (the “Company”)

Form 10-K for the fiscal year ended December 31, 2012

Filed February 25, 2013 (the “Filing”)

File No. 1-9317

Dear Ms. Monick:

The Company is writing in response to your letter dated March 25, 2013.  For your convenience, each of your original comments appears below in italicized text and is followed by the Company’s response.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Liquidity and Capital Resources, page 72

Our Investment and Financing Liquidity and Resources, page 73

1.                          We note that you had 94 properties classified as held for sale that were either listed or in the process of being listed for sale at December 31, 2012. Please provide to us additional information related to the properties that were in the process of being listed for sale, including how such properties qualified to be classified as held for sale at December 31, 2012 in accordance with paragraphs 9 through 11 of ASC 360-10-45. In your response, please tell us whether any of this subset of properties held for sale was part of the properties either sold or under agreement to sell as of February 21, 2013.

Company Response:  In December 2012, the Company’s management determined that 94 of its properties qualified for classification as held for sale in accordance with ASC 360, Property, Plant, and Equipment.  Requirements under ASC 360-10-45-9, and the Company’s conclusions are as follows:

A Maryland Real Estate Investment Trust with transferable shares of beneficial interest listed on the New York Stock Exchange.  No shareholder, Trustee or officer is personally liable for any act or obligation of the Trust.

Requirements under ASC 360-10-45-9:

a.              Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

Requirement met:  The Company’s Managing Trustees formally approved a plan to sell the 94 properties prior to December 31, 2012.

b.              The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

Requirement met:  The 94 properties were available for immediate sale in their present condition.  The 18 properties sold in January 2013 were sold “as-is” and the Company also expects to sell the remaining 76 properties “as is”.

c.               An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

Requirement met:  An active program to locate a buyer and other actions required to complete the plan to sell were initiated prior to December 31, 2012.  During 2012, the Company engaged a group of well-established brokers with a national presence to provide comprehensive marketing strategies for the sale of all 94 properties, including identification of potential buyers, and determination of estimated fair values based on comparable market sales and regional economic market conditions. As a result of these meetings and discussions, the Company decided to move forward with a formal plan to sell these 94 properties.  These same brokers were then engaged before December 31, 2012 to list 33 of the 94 properties for sale.

d.              The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11.  The term probable refers to a future sale that is likely to occur.

Requirement met:  We believe that the sale of the 94 properties is probable to take place within one year based on the full support and commitment of the Company’s management to sell the assets before December 31, 2013, and an extensive portfolio review by management and third party brokers prior to December 31, 2012.  This process included a review of market conditions in all markets where properties identified for sale are located, past sales experiences and estimated property fair values.  Since December 31, 2012, 18 of the 94 properties with over 1 million square feet were sold for over $10 million and seven other properties with 1.5 million square feet are currently committed for sale under letters of intent or purchase and sales agreements.  The remaining 69 properties are listed for sale and being actively marketed through third party brokers.

e.               The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.

Requirement met: As of December 31, 2012, 33 of the 94 properties classified as held for sale were listed for sale with third party brokers, and formal marketing plans through third party brokers were in progress for the remaining 61.  As of December 31, 2012, management reviewed recent sales of comparable properties, economic market conditions and potential buyer profiles to determine that the ranges of proposed sales values were appropriate and reasonable.

f.                 Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Requirement met:  The Company’s management is committed to its disposition strategy and believes the existing plan to sell certain assets will not require significant changes or be withdrawn.

As of today, all of the properties classified as held for sale as of December 31, 2012 (and not yet sold) continue to meet the criteria required in ASC 360-10-45-9.  ASC 360-10-45-10 and 11 relate to changes in circumstances and are not applicable at this point in time.

2.                          For each period presented, please disclose the total amount of capitalized internal costs during each fiscal year related to your leasing capital, building improvements, and your development and redevelopment projects. Further, please specifically quantify the amount of salaries and interest capitalized in each category.

Company Response:   No salaries, interest expense, or other internal costs related to leasing capital, building improvements and development and redevelopment projects were capitalized by the Company during each fiscal year presented.

3.                          Please tell us and disclose in future filings capital expenditures related to leasing capital, separately indicating amounts for tenant improvements and leasing costs.

Company Response:   The Company’s calculation of leasing capital includes tenant improvements of $75,612,000 and $58,916,000 for the years ended December 31, 2012 and 2011, respectively, and leasing costs of $38,757,000 and $31,739,000 for the years ended December 31, 2012 and 2011, respectively.  In future Exchange Act periodic reports, the Company will expand its disclosure in the MD&A section to separately state amounts for tenant improvements and leasing costs.

4.                          It appears that you have spent approximately $173 million for leasing capital, building improvements, and development and redevelopment activities during 2012. Please reconcile this amount with the $131 million of cash flows for real estate improvements within your Consolidated Statements of Cash Flows.

Company Response:  The Company’s reconciliation of leasing capital, building improvements, and development and redevelopment activities for 2012 to cash flows for real estate improvements is as follows (in 000s):

Total capital per MD&A	$173,388
Leasing capital (legal & brokerage) included in rents receivable and other assets in operating activities on cash flow statement	(38,757)
Change in accrued but unpaid capital	(3,331)
Real estate improvements paid per cash flow statement	$131,300

Item 15. Exhibits and Financial Statement Schedules

(a)         Financial Statements and Financial Statements Schedules

Note 3. Real Estate Properties, page F-16

Completed Acquisitions, page F-16

5.                          We note that Select Income REIT acquired two properties and simultaneously leased them back to the seller in a sale/leaseback transaction, and that these acquisitions were accounted for as asset acquisitions. Please tell us how you evaluate each purchase transaction to determine whether the acquired assets meet the definition of a business or are an asset acquisition. Please tell us the basis for your conclusion and cite the relevant accounting literature relied upon. Also, please tell us the amount of acquisition related costs that were incurred and capitalized.

Company Response:  We evaluate whether acquisitions qualify as business combinations or as asset acquisitions based on guidance provided in ASC 805, Business Combinations.  Under ASC 805-10-55-4, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. ASC 805 emphasizes that while inputs and processes are required for an acquired set of assets and activities  to be considered a business, outputs are not required. Under this guidance, we evaluate each acquisition to determine whether the acquired set of assets and activities includes inputs and processes applied to those inputs that have the ability to produce outputs.

The two sale/leaseback transactions that were accounted for as asset acquisitions included the acquisition of land and building (inputs), but did not include any processes. We consider in-place property leases to be “inputs” that have embedded processes (e.g., lease management) that have the ability to create “outputs” (e.g., rental revenues). However, there were no existing in-place leases and no active lease management processes associated with each acquisition, nor were any other processes acquired. SIR entered into leases with the sellers for the entire property at market rates simultaneously with the closing of these two acquisitions (sale/leaseback). Accordingly, due to the absence of processes that were capable of being applied to the acquired inputs to create outputs, we concluded that the acquisitions did not meet the definition of a business under ASC 805, and accounted for the transactions as asset acquisitions followed by the execution of new operating leases.

Costs related to the acquisition of these two properties and capitalized during the period ended December 31, 2012 totaled $378,600, including $281,000 in legal fees and $97,600 in title, survey, zoning and other costs.  No internal salaries or other costs were capitalized as part of these acquisitions.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comments and welcomes the opportunity to discuss with you the responses provided above.  Please call me at 617-332-3990 if you have any questions or require additional information.

Sincerely,

CommonWealth REIT

By:	/s/ John C. Popeo
John C. Popeo
Treasurer & Chief Financial Officer